Mail Stop 3561

November 23, 2009

Galina Birca
Chief Executive Officer
Ecochild Inc.
40 Warren Street, 3rd Floor
Charlestown, MA 02129

>   **Re: Ecochild Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 30, 2009**
>   **File No. 333-161941**

Dear Ms. Birca:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Front Cover of Prospectus

1. We note your response to comment three in our letter dated October 13, 2009. Please be advised that a company can not apply to be listed on the OTC Bulletin Board. Please revise your disclosure here to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

Prospectus Summary, page 1

2. We note your response to comment seven in our letter dated October 13, 2009. However, we note your disclosure "References to we, us, our, Ecochild, or the company mean Ecochild Inc." Please delete as the meaning of the terms are clear from their contexts.

Industry Overview

European Market, page 21

3. We note your statement in the second paragraph in this discussion that demand has
    caused an undersupply of organic foods. Please reconcile this disclosure with your
    statement in next paragraph that the European market is characterized by a large
    number of producers and distributors.

4. Please revise the fourth paragraph in this section to define your reference to
    indulgence product.

Sales Channels, page 21

5. It appears from your disclosure that you plan to begin selling your products first
    through specialty retailers and then if established in that market, you would expand
    into mass retailers. Please then either expand your discussion to explain the role of
    food service, catering and directing marketing will have in your marketing plans or
    delete the discussion of this sales channel.

Financial Statements, page F-1

6. Please monitor your need to provide audited financial statements for the year ended
    October 31, 2009 in accordance with Rule 8-08 of Regulation S-X.

Exhibit 23.1

7. Please obtain an updated consent from your auditor since an extended period of time
    has passed since your last filing.

***

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

Galina Birca
Ecochild Inc.
November 23, 2009
Page 3

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher, Esq.